Lantronix, Inc.

7535 Irvine Center Drive, Suite 100

Irvine, California 92618

September 11, 2018

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bernard Nolan

Re:	Lantronix, Inc.
Registration Statement on Form S-3 (File No. 333-217497)
Request for Withdrawal

Ladies and Gentlemen:

Lantronix, Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-217497), which was filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2017 (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement because the selling stockholder identified therein decided not to proceed with the proposed resale offering as contemplated under the Registration Statement. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (949) 450-7288 or via email at kurt.scheuerman@lantronix.com or Ryan C. Wilkins, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@sycr.com.

Sincerely,

LANTRONIX, INC.

/s/ Kurt E. Scheuerman
Kurt E. Scheuerman, Esq.
Vice President and General Counsel

cc:

Lantronix, Inc.

Jeremy Whitaker, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.